GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

5 December 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

07028772

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled : "Genting buys 10% of UK's Rank" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls..
F:\USERS\SEC\ELLE\Letters\ADR.doc

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

RECEIVED
2007 DEC 21 A 9:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 04/12/2007 03:37:50 PM
Submitted by GENTING on 04/12/2007 05:18:27 PM
Reference No GG-071204-9EA14

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID : MM-071203-37338
* Subject :

ARTICLE ENTITLED : "GENTING BUYS 10% OF UK'S RANK"

* **Contents :-**

We refer to your letter dated 3 December 2007 pertaining to the news article appearing in The Edge Financial Daily, front page on Monday, 3 December 2007.

Enclosed is an announcement by Genting International P.L.C. dated 3 December 2007 pertaining to the subject matter for your attention:

RankShare.pdf

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END